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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

GENSET
(Name of Subject Company)

GENSET
(Name of Person Filing Statement)

Ordinary Shares, Nominal Value € 3.00 per share
American Depositary Shares, Each Representing One-Third of One Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Malcolm Bates
General Counsel
Genset
24, rue Royale
75008 Paris, France
(33) 1.55.04.59.00
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
 Manuel A. Orillac, Esq.
Shearman & Sterling
114, avenue des Champs-Elysées
75008 Paris, France
(33) 1.53.89.70.00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Genset with the Securities and Exchange Commission (the "Commission") on July 16, 2002, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed with the Commission on August 21, 2002, September 3, 2002, September 23, 2002 and October 3, 2002 respectively, (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Serono France Holding S.A. (the "Purchaser"), a wholly-owned subsidiary of Serono S.A. The above-referenced tender offer is disclosed in a Tender Offer Statement on Schedule TO, which was filed by the Purchaser and Serono S.A. with the Commission on July 16, 2002 (as amended, the "Schedule TO"), and is made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated July 16, 2002 and filed as Exhibit 99(a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal and Forms of Acceptance (which, as they may be amended and supplemented from time to time, constitute, together with the Offer to Purchase, the "U.S. Offer").

Item 7. Purposes of the Transaction and Plans or Proposals.

        The third paragraph of Item 7 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence with the following:

        "As of October 31, 2002, the Company's headquarters at Rue Royale in Paris, France, will be closed. The majority of the headquarters activities are being transferred to the Company's research facilities in Evry, France, while certain accounting functions will be located at the offices of Serono France Holding in Boulogne, France. After October 31, 2002, the address of the Company's registered office will be 6, place de la Madeleine, 75008 Paris, France."

Item 8. Additional Information.

        The second paragraph of Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        "On October 24, 2002, Genset announced that it will delist its ADSs from the Nasdaq National Market ("Nasdaq"). As of the close of business on Friday, November 1, 2002, the Company's ADSs will no longer be quoted for trading through Nasdaq. The Company will not list the ADSs on any U.S. securities exchange or in any other inter-dealer quotation system. The delisting of the ADSs from Nasdaq will impact their liquidity and may have a significant effect on the price of these securities. Serono has stated that it intends to seek to cause the Company to terminate the registration of its securities in the United States as soon as possible after consummation of the U.S. Offer, if the requirements for termination of registration are met."

Item 9. Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

  (a)(9)    Press Release issued by Genset on October 24, 2002.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARC VASSEUR Marc Vasseur Chairman and Chief Executive Officer

Dated: October 24, 2002

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